

June 5, 2023

Wang Min
Chief Executive Officer
YCQH Agricultural Technology Co. Ltd
No. 1104, Ren Min Nan Road No. 45
Wuhou District, Chengdu,
Sichuan Province, China 610000

   Re: YCQH Agricultural Technology Co. Ltd
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Filed March 30, 2023
     File No. 333-252500

Dear Wang Min:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services